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                                                                   Exhibit 99.45


                        (POINTS INTERNATIONAL LTD LOGO)

             HAWAIIAN AIRLINE'S HAWAIIANMILES TEAMS WITH POINTS.COM;
                      ADDED VALUE TO HAWAIIANMILES MEMBERS

Toronto, September 8, 2004 - Points International Ltd. (TSX Venture Exchange:
PTS) is pleased to announce an agreement with Hawaiian Airlines' HawaiianMiles Program. Through its Points Exchange(TM) technology solution, Points International is now facilitating the online exchange of HawaiianMiles. HawaiianMiles members now have the opportunity to consolidate their other loyalty currencies into HawaiianMiles or exchange their HawaiianMiles for the currencies of other loyalty programs in order to reach their reward goals faster. Members of Points.com have the added convenience of being able to earn, redeem, exchange, and manage their loyalty currencies in one place.

"We are delighted that another world class airline has joined our Points Exchange(TM) said Rob MacLean, CEO of Points International. "The Hawaiian Airlines partnership is significant in that it illustrates the effectiveness of our strategic relationships with MilePoint and Sabre, with Hawaiian being a partner of both companies. We are enthusiastic about continuing to add partners to the Exchange as well as offering more specialized services for HawaiianMiles members in the future."

HawaiianMiles has been called the most innovative frequent flyer program in Hawaii. HawaiianMiles can be earned by shopping at various stores, eating at restaurants throughout Hawaii, flying with Hawaiian Airlines, as well as through their partners. Some of their partners include America West and Alaska Airlines, all of which are partners with Points.com.

"HawaiianMiles is a program that adds real value for the traveler, offering a multitude of ways to earn and use miles. Through Points.com, that value is now magnified many times over, as HawaiianMiles members now have access to all the other Points.com programs," said Rick Peterson, Sr. Director - E Business and Marketing Programs.

ABOUT HAWAIIAN AIRLINES

     The nation's number one on-time airline, Hawaii's largest carrier is recognized as one of the best airlines in America. Business travelers recently surveyed by Conde Nast Traveler rated Hawaiian Airlines as having the best in-flight service and meals of any U.S. carrier. In addition, Hawaiian is ranked as the nation's fifth best airline overall by Travel + Leisure, ahead of every other carrier flying to Hawaii.

Additional information on Hawaiian Airlines is available at www.HawaiianAir.com.

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ABOUT POINTS INTERNATIONAL LTD

     Points International Ltd. operates the only independent loyalty points exchange - at www.points.com - allowing consumers to earn, redeem, exchange and manage their participating loyalty currencies to achieve the rewards they want faster. Points to date has attracted over 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage(R) program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan(R)), Delta Air Lines (Sky Miles(R)), Imperial Oil (Esso Extra), GiftCertificates.com(TM), Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles(R)), Starbucks and many more.

For investor relations:
Steve Yuzpe
CFO, Points International
+1 416 596-6382
STEVE.YUZPE@POINTS.COM

Partnerships and other inquiries:
Christopher Barnard
President, Points International
+1 416 596-6381
CHRISTOPHER.BARNARD@POINTS.COM

    Based in Toronto, Points International's shares trade on the TSX Venture
                      Exchange under the stock symbol PTS.
             Points.com Inc. is a wholly owned subsidiary of Points
      International Ltd. For more information, visit us at www.points.com.